SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011

PETROBRAS INTERNATIONAL FINANCE COMPANY - PifCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

4th Floor, Harbour Place 103 South Church Street P.O. Box 1034GT
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM OF F-3ASR OF PETRÓLEO BRASILEIRO S.A - PETROBRAS (NO. 333-163665) AND PETROBRAS INTERNATIONAL FINANCE COMPANY (NO. 333-163665-01)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2011

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products, and changes in government regulations applicable to us and Petrobras.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached unaudited consolidated financial statements and the accompanying notes for the six-month period ended June 30, 2011, beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2010, and the accompanying notes, which are included in our annual report on Form 20-F filed with the United States Securities and Exchange Commission on May 24, 2011, but which are not presented in this Form 6-K. The unaudited consolidated financial statements for the six-month period ended June 30, 2011 and June 30, 2010, and the accompanying notes, have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As a subsidiary of Petrobras, we also prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial condition and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

•         Petrobras’ financial condition and results of operations;

•         Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

•         our ability to access financing sources, including the international capital markets and third-party credit facilities; and

•         our ability to transfer our financing costs to Petrobras.

We earn income from:

•         sales of crude oil and oil products to third parties and affiliates;

•         sales of crude oil and oil products to Petrobras ; and

•         inter-company loans to subsidiaries of Petrobras, investments in marketable securities, the financing of sales to Petrobras and other financial instruments.

Our operating expenses include:

•         cost of sales, which is comprised mainly of purchases of crude oil and oil products;

•         selling, general and administrative expenses; and

•         financial expense, mainly from interest on our lines of credit and capital markets indebtedness and sales of future receivables.

As discussed below under “Purchases and Sales of Crude Oil and Oil Products,” we are gradually reducing our sales of crude oil and oil products to Petrobras and will gradually reduce our sales of crude oil and oil products to third parties, and will eventually cease these commercial operations altogether in order to become a finance subsidiary of Petrobras. As a result, both our income and our operating expenses from oil sales and trading activities will gradually decrease to zero while our income and expenses from financing operations will likely increase. Our ability to meet our outstanding debt obligations has historically been and will continue to be dependent on Petrobras’ financial condition, results of operation and Petrobras’ willingness to provide us with various types of financial support, among the other factors discussed above.

Purchases and Sales of Crude Oil and Oil Products

We purchase crude oil and oil products from Petrobras to hold in inventory and for sale outside Brazil. We also sell and purchase crude oil and oil products to and from third parties and related parties, mainly outside Brazil. Additionally, we purchase crude oil and oil products from third parties and sell them to Petrobras. Our commercial operations, including those with Petrobras, are carried out under normal market conditions and at commercial prices.

We will gradually reduce both our sales of crude oil and oil products to Petrobras and our sales of crude oil and oil products to third parties, and will eventually cease these commercial operations altogether. At that time, we will become a finance subsidiary functioning as a vehicle for Petrobras to raise capital for its operations outside of Brazil through the issuance of debt securities in the international capital markets, among other means. Petrobras’ support of our debt obligations has been and will continue to be made through unconditional and irrevocable guaranties of payment.

Results of Operations for the Six-month Period Ended June 30, 2011, Compared to the Six-month Period Ended June 30, 2010

 Loss

We had a loss of U.S.$105 million in the first six months of 2011 compared to a loss of U.S.$189 million in the first six months of 2010.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services remained relatively stable in the first six months of 2011 U.S.$18,713 million compared to U.S.$18,714 million in the first six months of 2010. We had a reduction in our volume of sales, primarily due to lower sales volumes, primarily as a result of the gradual reduction of our sales of crude oil and oil products to Petrobras. This decrease was offset by 43.9% increase in the average price of Brent crude oil, to U.S.$111.16 per barrel during the first six months of 2011 compared to U.S.$77.27 per barrel during the first six months of 2010.

Cost of Sales

Cost of sales services in the first six months of 2011 decreased 1.1% U.S.$18,310 million compared to U.S.$18,517 million in the first six months of 2010. This decrease was proportional to the reduction in sales of crude oil and oil products and services and is primarily due to the same reasons, and partly to lower average inventory price formation for oil and oil products acquired from third parties.

2

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses decreased 13.4% to U.S.$214 million in the first six months of 2011 compared to U.S.$247 million in the first six months of 2010. Shipping costs decreased 18.3% to U.S.$143 million in the first six months of 2011 compared to U.S.$175 million in the first six months of 2010, primarily due to changes in international market trends and shipping routes and partly due to the gradual reduction of our sales of crude oil and oil products.

Other Operating Expenses

Our other operating expenses consist primarily of inventory impairment adjustments for our inventory of crude oil and oil products. There was no impairment loss in the first six months of 2011,while impairment losses in the first six months of 2010 resulted  in operating expenses of U.S.$43 million for the period.

Financial Income

Our financial income consists of the inter-company loans to subsidiaries of Petrobras, investments in marketable securities and other financial instruments. Our financial income decreased 20.9% to U.S.$436 million in the first six months of 2011 compared to U.S.$551 million in the first six months of 2010. This decrease was primarily due to reduce in income received from Petrobras. This decrease was partially offset by higher financial income related to loans to related parties and marketable securities income.

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness, other fees associated with our issuance of debt and other financial instruments. Our financial expense increased 15.1% to U.S.$733 million in the first six months of 2011 compared to U.S.$637 million in the first six months of 2010. This increase was primarily due to higher interest expenses relating to recent issuances of notes, including our issuance of U.S.$6.0 billion in Global Notes in January 2011 and to an increase in derivative expenses related to exchange trade contracts resulting from increased offshore sales and volatility in the average price of crude oil and oil products in the international market. The increase in our financial expense was partially offset by a decrease due to the extinguishment of our inter-company loans from Petrobras.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets.

As an offshore, non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, we only issue debt following the recommendation of any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At June 30, 2011, we had cash and cash equivalents of U.S.$1,221 million compared to U.S.$1,197 million at December 31, 2010.

Our operating activities provided net cash of U.S.$4,764 million in the first six months of 2011 compared to providing net cash of U.S.$5,418 million in the first six months of 2010, primarily due to an increase in cash received from sales of crude oil and oil products to Petrobras in the first six months of 2011.

3

Our investing activities used net cash of U.S.$10,783 million in the first six months of 2011 compared to using net cash of U.S.$44 million in the first six months of 2010, primarily as a result of an increase in the amount of loans to related parties.

Our financing activities provided net cash of U.S.$6,043 million in the first six months of 2011 compared to using net cash of U.S.$5,740 million in the first six months of 2010, primarily due to the issuance of U.S.$6.0 billion in Global Notes in January 2011.

Accounts Receivable

Accounts receivable from related parties decreased 60.5% to U.S.$2,329 million at June 30, 2011, from U.S.$5,891 million at December 31, 2010, primarily due to an increase in cash received from sales of crude oil and oil products to Petrobras in the first six months of 2011.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of short-term lines of credit, loans from financing institutions and the short-term portion of long-term lines of credit, loans from financing institutions, sale of right to future receivables and senior notes. At June 30, 2011, we had borrowed U.S.$2,434 million under lines of credit and loans from financing institutions, including the current portion of long-term lines of credit and senior notes compared to U.S.$2,303 million borrowed at December 31, 2010. The weighted average annual interest rate on these short-term borrowings was 2.31% at June 30, 2011, compared to 2.73% at December 31, 2010. At June 30, 2011, we had utilized all our available funds from lines of credit.

Our Long-Term Borrowings

At June 30, 2011, we had long-term borrowings outstanding in financing institutions of:

•   U.S.$870 million (U.S.$2,015 million current portion) in long-term lines of credit due between 2012 and 2017 compared to U.S.$880 million at December 31, 2010. At June 30, 2011, we had utilized all our available funds from lines of credit; and

•   U.S.$179 million (U.S.$72 million current portion) under the loan agreement with Malha Gas Investment Co. Ltd. (M-GIC), which acts as a Facility Agent for the Japan Bank for International Cooperation (JBIC). This loan bears interest at Libor plus 0.8% per year, payable semi-annually. The principal amount has been paid semi-annually since December 15, 2009 and will mature on December 15, 2014.

At June 30, 2011, we also had outstanding:

•   U.S.$159 million (U.S.$70 million current portion) in connection with Petrobras’ exports prepayment program, consisting of Senior Trust Certificates due 2015 that bear interest at the rate of 6.436% and Senior Trust Certificates due 2013 that bear interest at the rate of 3.748%;

•   U.S.$16,694 million in Global Notes, due between 2013 and 2041 that bear interest at rates from 3.875% to 9.125% per year. Interest on these notes is paid semi-annually and the proceeds were used for general corporate purposes, including the financing of the purchase of oil product imports, the repayment of existing trade-related debt and inter-company loans; and to repay bridge loans incurred at the beginning of 2009; and

•   U.S.$435 million (¥35 billion) in Japanese Yen Bonds issued in September 2006 and due September 2016. The issue was a private placement in the Japanese market with a partial guarantee from the Japan Bank for International Cooperation (JBIC). The bonds bear interest at the rate of 2.15% per year, payable semi-annually. On the same date, we entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar-denominated debt.

4

Our outstanding position at June 30, 2011 in irrevocable letters of credit was U.S.$559 million compared to U.S.$94 million at December 31, 2010, supporting crude oil and oil products imports and services. At June 30, 2011, we had standby committed facilities available in the amount of U.S.$292 million, which are not committed to any specific use. We have not drawn down amounts under these facilities, and, as of the date of this filing, we have not scheduled a date for the drawdown.

The following table sets forth the sources of our current and long-term debt at June 30, 2011 and  December 31, 2010:

CURRENT AND LONG-TERM DEBT

	CURRENT AND LONG-TERM DEBT

	June 30, 2011		December 31, 2010
	(in millions of U.S. dollars)
	Current	Long-term	Current	Long-term

Financing institutions	U.S.$2,187	U.S.$1,049	U.S.$2,063	U.S.$1,095
Senior Notes	247	-	247	-
Sale of right to future receivables	71	309	71	344
Assets related to export prepayment to be offset against sale of right to future receivables	-	(150)	-	(150)
Global Notes	375	16,694	250	10,712
Japanese Yen Bonds	2	435	2	430
	U.S.$2,882	U.S.$18,337	U.S.$2,633	U.S.$12,431

The following table sets forth the sources of our capital markets debt outstanding at June 30, 2011:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes

Principal Amount (in millions of U.S. dollars)
9.750% Senior Notes due 2011	235
3.748% Senior Trust Certificates due 2013(2)	52
9.125% Global Notes due 2013	374
7.750% Global Notes due 2014	398
6.436% Senior Trust Certificates due 2015(2)	178
2.150% Japanese Yen Bonds due 2016(3)	435
3.875% Global Notes due 2016	2,500
6.125% Global Notes due 2016	899
8.375% Global Notes due 2018	577
5.875% Global Notes due 2018	1,750
7.875% Global Notes due 2019	2,750
5.750% Global Notes due 2020	2,500
5.375% Global Notes due 2021	2,500
6.875% Global Notes due 2040	1,500
6.750% Global Notes due 2041	1,000
Total	U.S.$17,648

Unless otherwise noted, all debt is issued by us, with support from Petrobras through a guaranty.

(1)	Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior Trust Certificates.
(2)	Issued in connection with Petrobras’ exports prepayment program.
(3)	Issued by us on September 27, 2006 in the amount of ¥ 35 billion, with support from Petrobras through a standby purchase agreement.

5

Off Balance Sheet Arrangements

At June 30, 2011, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Subsequent Events

PifCo entered into a series of transactions as part of a larger corporate restructuring implemented by Petrobras. By September, 2011 the restructuring will include the transfer of PEL and PSPL to Petrobras International Braspetro B.V. -PIB BV.

6

Petrobras International Finance Company
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Financial Statements

June 30, 2011 and 2010 together with Report of Independent Registered Public Accounting Firm

Petrobras International Finance Company

and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Financial Statements

June 30, 2011 and 2010

Contents

Report of Independent Registered Public Accounting Firm	3
Consolidated Balance Sheets	4 - 5
Consolidated Statements of Operations	6
Consolidated Statements of Changes in Stockholder’s Deficit	7
Consolidated Statements of Cash Flows	8
Notes to the Consolidated Financial Statements	9 - 23

Report of Independent Registered Public Accounting Firm

To the Executive Board and Stockholder of
Petrobras International Finance Company

We have reviewed the accompanying condensed consolidated balance sheet of Petrobras International Finance Company and its subsidiaries as of June 30, 2011, and the related condensed consolidated statements of operations, cash flows and changes in stockholder’s deficit for the six-month periods ended June 30, 2011 and 2010.  These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

KPMG Auditores Independentes

Rio de Janeiro, Brazil

August 24, 2011

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets
As of June 30, 2011 and December 31, 2010
(In thousand of U.S. dollars)

Assets	June 30, 2011	December 31, 2010
	(Unaudited)

Current assets
Cash and cash equivalents (Note 3)	1,221,424	1,197,430
Marketable securities (Note 4)	759,409	2,429,400
Trade accounts receivable
Related parties (Note 5)	2,329,242	5,891,030
Other	1,227,567	927,663
Notes receivable - related parties (Note 5)	12,833,937	2,636,340
Inventories (Note 6)	741,871	1,022,954
Export prepayments - related parties (Note 5)	70,831	70,444
Restricted deposits for guarantees and other (Note 5)	216,963	263,119

	19,401,244	14,438,380

Property and equipment	1,279	837

Investments in non-consolidated company (Note 1)	6	7

Other assets
Marketable securities (Note 4)	4,527,201	2,728,991
Notes receivable - related parties (Note 5)	1,070,956	430,992
Export prepayment – related parties (Note 5)	159,500	194,440
Restricted deposits for guarantees and prepaid expenses	201,142	188,374

	5,958,799	3,542,797

Total assets	25,361,328	17,982,021

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets

As of June 30, 2011 and December 31, 2010

(In thousand of U.S. dollars, except for number of shares and per share amounts)

Liabilities and stockholder’s deficit	June 30, 2011	December 31, 2010
	(Unaudited)

Current liabilities
Trade accounts payable
Related parties (Note 5)	3,254,664	2,169,365
Other	1,300,292	1,015,780
Short-term financing (Note 7)	2,092,065	1,973,287
Current portion of long-term debt (Note 7)	391,587	386,028
Accrued interests (Note 7)	398,349	274,022
Other current liabilities (Note 5)	32,815	74,577

	7,469,772	5,893,059

Long-term liabilities
Long-term debt (Note7)	18,337,210	12,431,438

Stockholder’s deficit
Shares authorized and issued
Common stock - 300,050,000 shares at par value US$ 1	300,050	300,050
Additional paid in capital	266,394	266,394
Accumulated deficit	(999,627)	(894,272)
Other comprehensive income
Loss on cash flow hedge	(12,471)	(14,648)

	(445,654)	(342,476)

Total liabilities and stockholder’s deficit	25,361,328	17,982,021

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Operations
Periods Ended June 30, 2011 and 2010
(In thousand of U.S. dollars, except loss per share amounts)

(Unaudited)

	Six-month periods ended June 30,
	2011	2010

Sales of crude oil, oil products and services
Related parties (Note 5)	8,626,001	9,588,112
Other	10,087,395	9,125,693
	18,713,396	18,713,805

Cost of sales
Related parties (Note 5)	(8,219,257)	(7,950,111)
Other	(10,091,478)	(10,566,584)
Selling, general and administrative expenses
Related parties (Note 5)	(47,330)	(96,917)
Other	(166,431)	(150,317)
Other operating expenses, net	(296)	(43,227)
	(18,524,792)	(18,807,156)

Operating income/(loss)	188,604	(93,351)

Equity in results of non-consolidated company	(1)	(1)

Financial income
Related parties (Note 5)	230,626	366,638
Derivatives on sales and financial transactions
Related parties (Note 5)	9,192	3,107
Other	56,404	86,682
Financial investments	127,764	85,464
Other	12,317	8,920
	436,303	550,811

Financial expense
Related parties (Note 5)	-	(97,990)
Derivatives on sales and financial transactions
Related parties (Note 5)	(6,127)	(3,812)
Other	(147,059)	(67,021)
Financing	(565,648)	(444,103)
Other	(14,064)	(24,158)
	(732,898)	(637,084)

Financial, net	(296,595)	(86,273)

Exchange variation, net	2,637	(5,578)

Other income, net	-	(3,551)

Loss for the period	(105,355)	(188,754)

Loss per share for the period - US$	(0.35)	(0.63)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Changes in Stockholder’s Deficit
Periods Ended June 30, 2011 and 2010
(In thousand of U.S. dollars)
(Unaudited)

	Six-month periods ended June 30,
	2011	2010

Common stock	300,050	300,050

Additional paid in capital	266,394	266,394

Accumulated deficit
Balance at January 1	(894,272)	(632,755)
Loss for the period	(105,355)	(188,754)

Balance at the end of the period	(999,627)	(821,509)

Other comprehensive income
Loss on cash flow hedge
Balance at January 1	(14,648)	(12,666)
Change in the period	2,177	(10,689)

Balance at the end of the period	(12,471)	(23,355)

Total stockholder’s deficit	(445,654)	(278,420)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Cash Flows

Periods Ended June 30, 2011 and 2010
(In thousand of U.S. dollars)

(Unaudited)

	Six-month periods ended June 30,
	2011	2010
Cash flows from operating activities
Loss for the period	(105,355)	(188,754)
Adjustments to reconcile loss to net cash used in operations
Depreciation, amortization of prepaid expenses and debt amortization	9,140	19,864
Loss on inventory	-	19,465
Equity in results of non-consolidated company	1	1
Decrease/(increase) in assets
Trade accounts receivable
Related parties	3,561,788	4,695,492
Other	(300,468)	(509,718)
Export prepayments - related parties	34,553	347,131
Other assets	128,142	256,539
Increase/(decrease) in liabilities
Trade accounts payable
Related parties	1,085,299	936,361
Other	284,512	(217,171)
Other liabilities	66,198	58,833

Net cash provided by operating activities	4,763,810	5,418,043

Cash flows from investing activities
Marketable securities, net	(128,219)	(40,576)
Notes receivable - related parties, net	(10,654,528)	(4,232)
Property and equipment	(648)	843

Net cash used in investing activities	(10,783,395)	(43,965)

Cash flows from financing activities
Short-term financing, net issuance and repayments	118,778	47,113
Proceeds from issuance of long-term debt	6,000,000	-
Principal payments of long-term debt	(75,199)	(299,669)
Short-term loans - related parties, net	-	(5,487,755)

Net cash provided by/(used in) financing activities	6,043,579	(5,740,311)

Increase/(decrease) in cash and cash equivalents	23,994	(366,233)
Cash and cash equivalents at the beginning of the year	1,197,430	953,157

Cash and cash equivalents at the end of the period	1,221,424	586,924

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements

Periods Ended June 30, 2011 and 2010

(In thousand of U.S. dollars, except when specifically indicated)

1.   The Company and its Operations

Petrobras International Finance Company - (“PifCo” or the “Company”) was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of Petróleo Brasileiro S.A. - (“Petrobras”).

PifCo purchases crude oil and oil products from Petrobras to hold in inventory and for sale outside Brazil. Additionally, the Company sells and purchases crude oil and oil products to and from third parties and related parties, mainly outside Brazil. PifCo also purchases crude oil and oil products from third parties and sells to Petrobras under terms that allow payment in up to approximately 30 days.

Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by Petrobras. Commercial operations, including those with Petrobras, are carried out under normal market conditions and at commercial prices. PifCo also engages in international capital market borrowings as a part of Petrobras’ financial and operating strategy.

PifCo will gradually reduce both its sales of crude oil and oil products to Petrobras and its sales of crude oil and oil products to third parties, and will eventually cease these commercial operations altogether. At that time, PifCo will become a finance subsidiary functioning as a vehicle for Petrobras to raise capital for its operations outside of Brazil through the issuance of debt securities in the international capital markets, among other means. Petrobras’ support of PifCo’s debt obligations has been and will continue to be made through unconditional and irrevocable guaranties of payment.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Petrobras Singapore Private Limited

Petrobras Singapore Private Limited (“PSPL”), based in Singapore, was incorporated in April 2006 to trade crude oil and oil products in connection with trading activities in Asia.

In 2008, PSPL took a 50% participation in PM Bio Trading Private Limited, a joint venture with Mitsui & Co. LTD established in Singapore to trade ethanol and to perform other related activities with a main focus in the Japanese market. PM Bio Trading Private Limited is scheduled to commence its operations by 2012.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

1.   The Company and its Operations (Continued)

Petrobras Finance Limited

Petrobras Finance Limited (“PFL”), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases fuel oil from Petrobras and sells this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Certain sales were through subsidiaries of Petrobras.

Petrobras Europe Limited

Petrobras Europe Limited (“PEL”), based in the United Kingdom, consolidates Petrobras’ European trade and finance activities.  These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PifCo, Refinaria Abreu Lima, Petrobras International Braspetro B.V. – PIB BV and Petrobras, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which those companies operate. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

Bear Insurance Company Limited

Bear Insurance Company Limited (“BEAR”), based in Bermuda, contracts insurance for PifCo, PSPL and Petrobras’ subsidiaries.

2.   Basis of Financial Statement Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).  Although certain information normally included in consolidated financial statements prepared in accordance with US GAAP has been condensed or omitted, the disclosures are adequate to make the information presented not misleading. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 and the notes thereto.

The consolidated financial statements as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010, included in this report are unaudited. However, they reflect all normal recurring adjustments that are necessary for a fair presentation of such consolidated financial statements. The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

2.    Basis of Financial Statement Presentation (Continued)

The preparation of these consolidated financial statements requires the use of estimates and assumptions that determine the amounts of the assets, liabilities, revenues and expenses reported in the consolidated financial statements, as well as amounts included in the notes thereto.

Events subsequent to June 30, 2011, were evaluated until the time of the filing of the Form 6-K with the Securities and Exchange Commission.

(a)  Foreign currency translation

The Company’s functional currency is the U.S. dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense or income.

3.   Cash and Cash Equivalents

	June 30, 2011	December 31, 2010
	(Unaudited)

Cash and banks

	47,032	14,712
Time deposits and short-term investment	1,000,891	1,182,718
Cash in transit (*)	173,501	-
	1,221,424	1,197,430

(*)  Cash in transit is related to amounts due and transferred between related parties under different time zone.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

4.      Marketable Securities

				Total
			Interest rate	June 30,	December 31,
	Security (ii)	Maturity	per annum	2011 (i)	2010 (i)
				(Unaudited)

Available for Sale (iii)	Clep	2014	8%	908,775	878,649
Available for Sale (iii)	Petrobras	2011	7.4% + IGPM(*)	504,963	448,417
Held to Maturity	Charter	2024	3.82%	865,628	849,548
Held to Maturity	NTS	2013-2014	1.26%/1.47%	613,171	608,820
Held to Maturity	NTN	2013-2014	1.26%/1.47%	644,867	639,604
Held to Maturity	Mexilhão	2013	1.99%	476,602	472,321
Held to Maturity	Gasene	2022	2.70%	394,261	389,387
Held to Maturity	PDET	2019	2.21%	371,431	367,513
Held to Maturity	TAG	2013	1.18%	506,912	504,132
				5,286,610	5,158,391
Less: Current balances				(759,409)	(2,429,400)
				4,527,201	2,728,991

(*)   IGPM – General Market Price Index, calculated by the Brazilian Institute of Economics (IBRE) of the Getulio Vargas Foundation (FGV).

(i)    Balances include interest and principal.

(ii)   Securities held by the fund are respective to the special purposes companies, established to support Petrobras infrastructure projects, are not US exchange traded securities.

(iii)  Changes in fair value related to the securities classified as available for sale are diminimus and were included in the Statement of Operations as financial income.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

5.    Related Parties

	Petróleo Brasileiro S.A. -Petrobras	Petrobras International Braspetro B.V. - PIB BV and its subsidiaries	Petrobras Netherlands B.V.- PNBV	Braspetro Oil Services Company - Brasoil	Downstream Participações S.A. and its subsidiaries	Other	June 30, 2011	December 31, 2010

Current assets							(Unaudited)

Marketable securities (i)	504,963	-	-	-	-	254,446	759,409	2,429,400
Accounts receivable, principally for sales (ii)	2,142,092	185,097	-	-	1,477	576	2,329,242	5,891,030
Notes receivable	-	8,545,156	2,580,530	1,708,251	-	-	12,833,937	2,636,340
Export prepayment	70,831	-	-	-	-	-	70,831	70,444
Other	-	675	-	-	-	-	675	3,303

Investments in non-consolidated company	-	-	-	-	-	6	6	7

Other assets
Marketable securities (i)	-	-	-	-	-	4,527,201	4,527,201	2,728,991
Notes receivable	-	622,956	448,000	-	-	-	1,070,956	430,992
Export prepayment	159,500	-	-	-	-	-	159,500	194,440

Current liabilities
Trade accounts payable	2,990,655	262,114	-	-	7	1,888	3,254,664	2,169,365
Other	-	1,055	-	-	-	-	1,055	792

							For the six-month periods ended
Consolidated Statement of operations							June 30, 2011	June 30, 2010
Sales of crude oil and oil products and services	5,053,045	2,782,846	-	-	758,357	31,753	8,626,001	9,588,112
Purchases (iii)	(6,754,899)	(1,309,161)	-	-	(152,605)	(2,592)	(8,219,257)	(7,950,111)
Selling, general and administrative expenses	(20,947)	(27,163)	-	-	780	-	(47,330)	(96,917)
Equity in results of non-consolidated company	-	-	-	-	-	(1)	(1)	(1)
Financial income	22,508	144,877	48,309	24,120	-	4	239,818	369,745
Financial expense	-	(3,811)	-	-	-	(2,316)	(6,127)	(101,802)

Commercial operations between PifCo and its subsidiaries and affiliated companies,including those with Petrobras, are carried out under normal market conditions and at commercial prices. Prior to April 2010, sales of crude oil and oil products to Petrobras were settled over a period of up to 330 days, and included financing charges accrued during these extended payment periods.

Certain affiliates of PifCo and PFL, which are subsidiaries of Petrobras, serve as agents in connection with export sales to certain customers under the export prepayment program. Those transactions have been classified as related party transactions for purposes of these financial statements.

All transactions with related parties support the financial and operational strategy of PifCo’s parent company, Petrobras.

(i)	See Note (4).
(ii)	Accounts receivable from related parties consist primarily of crude oil sales made by the Company to Petrobras.
(iii)	Purchases from related parties are presented in the cost of sales in the consolidated statements of operations.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

6.   Inventories

	June 30, 2011	December 31, 2010
	(Unaudited)

Crude oil

	632,279	707,369
Oil products and other	88,687	263,359
Ethanol	20,905	52,226
	741,871	1,022,954

Inventories are stated at the lower of cost or net realizable market value. At June 30, 2011 and December 31, 2010 there was no impairment. The Company adopted the net realizable value for inventories impairment purposes.

7.   Financing

	Unaudited
	June 30, 2011		December 31, 2010
	Current	Long-term	Current	Long-term

Financial institutions (i)	2,186,728	1,049,085	2,063,178	1,094,905
Senior notes	246,443	-	246,449	-
Sale of right to future receivables	71,476	309,500	71,084	344,440
Assets related to export prepayment to be offset against sale of right to future receivables	-	(150,000)	-	(150,000)
Global notes	374,942	16,693,995	250,197	10,711,593
Japanese yen bonds	2,412	434,630	2,429	430,500

	2,882,001	18,337,210	2,633,337	12,431,438

Financing	2,092,065	18,337,210	1,973,287	12,431,438
Current portion of long-term debt	391,587	-	386,028	-
Accrued interests	398,349	-	274,022	-

	2,882,001	18,337,210	2,633,337	12,431,438

(i)	The Company’s financings in U.S. dollars are derived mainly from commercial banks and include trade lines of credit, which are primarily intended for the purchase of crude oil and oil products on the international market for sale to Petrobras and to purchase Petrobras crude oil and oil products exports, and with interest rates ranging from 1.02% to 3.81% at June 30, 2011. The weighted average borrowing for short-term debt at June 30, 2011 and December 31, 2010 was 2.31% and 2.73%, respectively.

At June 30, 2011 and December 31, 2010, the Company had fully utilized all available lines of credit specifically designated for purchase of imported crude oil and oil products.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

7.   Financing (Continued)

Long-term financing - Additional information

a)   Long-term debt maturity dates:

2012	681,039
2013	535,711
2014	553,874
2015	72,200
2016	3,860,240
Thereafter	12,634,146
18,337,210

b)     Issuance of long-term debt:

The long-term funding carried out in the period from January to June 2011 is shown in the following table:

Date	Amount	Maturity	Description

January/2011	6,000,000	2016, 2021 and 2041	Global Notes in the amount of US$ 2,500,000, US$ 2,500,000 and US$ 1,000,000, with coupons of 3.875%, 5.375% and 6.750% p.a., respectively, payable semiannually beginning on July 27, 2011.

8.   Commitments and Contingencies

(a)  Oil purchase contract

In an effort to ensure procurement of crude oil and oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity dates up to 2015, which collectively obligate it to purchase a minimum of approximately 214,290 barrels of crude oil and oil products per day at market prices.

(b) Purchase option – Platforms

In relation to P-47, PifCo has maintained the right to exercise a call option on the existing Subchartered Asset Option Agreement granted by PNBV, and has maintained an obligation to purchase the vessel in the event that PNBV exercises its Put Option, upon the occurrence of an event of default or of the expiration of the Charter.

PifCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

8.   Commitments and Contingencies (Continued)

(c)  Loan agreements

The Company’s outstanding position at June 30, 2011 in irrevocable letters of credit was US$ 559,085, as compared to US$ 93,572 at December 31, 2010, supporting crude oil and oil products imports and services.

Additionally, the Company had standby committed facilities available in the amount of US$ 291,783, (US$ 720,682 at December 31, 2010) which are not committed to any specific use. PifCo has not drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

9.   Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a series of market risks resulting from its operations. These risks mainly involve the fact that eventual variations in the prices of oil and oil products, in exchange rates or in interest rates may negatively affect the value of the company’s financial assets and liabilities or future cash flows and profits.  PifCo follows the risk management of Petrobras, its parent company, the management of which is conducted by its officers, in accordance with Petrobras’ corporate risk management policy.

a)      Commodity price risk management

PifCo’s policy for the risk management of the price of oil and oil products consists basically in protecting the margins in certain specific short-term positions. Future contracts, swaps and options are the instruments used in these economic hedge operations which are tied to actual physical transactions. Positive and negative results are offset by the reverse results of the actual physical market transaction and they are recorded in the statement of operations as financial income and financial expense.

The main operations with derivative financial instruments are intended to hedge the expected results of the commercial transactions.

Accordingly, the operations with derivative instruments are usually short-term operations and accompany the terms of the commercial transactions. The instruments used are futures, forward, swap and options contracts.  The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

9.    Derivative Instruments, Hedging and Risk Management Activities (Continued)

a)      Commodity price risk management (Continued)

For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. The transaction price is used as the initial fair value of the contracts.

Commodity derivative contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using marked-to-market accounting, in the period of change.

As of June 30, 2011 and 2010, the Company had the following outstanding commodity derivative contracts:

Commodity Contracts	Notional amount in thousands of bbl* as of
Maturity 2011	June 30, 2011	December 31, 2010

Futures and Forwards contracts	(315)	(2,857)
Options contracts	-	(130)

*    A negative notional amount represents a sale position.

PifCo had written put options in the past that allows the holder of the options to sell a floating number of heavy fuel oil volumes at a minimum price of US$14/barrel. Such option had served as an economic hedge on related future sales of receivables under the structured finance export prepayment program; the intent of which was to ensure that physical barrels delivered under the structured finance export prepayment program generate sufficient cash proceeds to repay related financial obligations. Given the low strike price relative to the market the fair value of these options is immaterial at June 30, 2011 and 2010.

b)     Foreign currency risk management

Exchange risk is one of the financial risks that the company is exposed to and it originates from changes in the levels or volatility of the exchange rate.

The fluctuations in the exchange rates may have a negative impact on PifCo’s financial situation and operating results.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

9.    Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Foreign currency risk management (Continued)

The risk management is performed for the net exposure. The exchange risk management strategy may involve the use of derivative instruments to minimize the exchange exposure of certain liabilities of the Company.

Cash Flow Hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yen in order to fix the Company’s costs in this operation in dollars.  In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen to the U.S. dollar was fixed at the beginning of the transaction and has remained fixed since that time. The Company does not intend to settle these contracts before the end of their terms.

The Company has elected to designate its cross currency swap as cash flow hedge. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extent the hedge is effective, is reported in accumulated other comprehensive income until the cash flows of the hedged item occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedge items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flow of the bonds issued in Yen.

As of June 30, 2011, the Company had entered into the following cross currency swap:

Cross Currency Swaps

Maturing in 2016%		Notional Amount (in thousand JPY)

Fixed to fixed		35,000,000
Average Pay Rate (USD)	5.69
Average Receive Rate (JPY)	2.15

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

9.    Derivative Instruments, Hedging and Risk Management Activities (Continued)

b)     Foreign currency risk management (Continued)

At June 30, 2011, the cross currency swap presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$ 5,836.

c)      Embedded Derivatives

Derivatives embedded within other financial instruments or other host contracts are treated as separate derivatives when they have a price based on an underlying that is not clearly and closely related to the asset being sold or purchased. The assessment is made only at the inception of the contracts. Such derivatives are separately from the host contract and recognized at fair value with changes in fair value recognized in earnings.

The procedures for identifying derivative instruments in contracts aim at timely recognition, control and adequate accounting handling to be employed.

The contracts with possible clauses for derivative instruments or securities to be realized are communicated before they are signed, so that there is orientation with respect to the eventual performance of effectivity tests, the establishment of the accounting policy to be adopted and the methodology for calculation of the fair value.

The embedded derivative identified was:

Sale of Ethanol

Sales agreements for hydrous ethanol entered into between PifCo and Toyota Tsusho Corporation.

This transaction consists of sale of hydrous ethanol through a pricing formula defined at the time of signing the contract. The price for each shipment of hydrous ethanol delivered under this contract is determined by reference to the price of commodities: ethanol and naphtha.

The contract provides for delivery of 143,000 m³ per year of ethanol beginning in 2012 for a period of 10 years. However, there is a contractual clause that permits renegotiation of prices and termination of the agreement by any of the parties after five years. If a new agreement is not reached, for purposes of calculating the value of the embedded derivative financial instrument we will consider the 10-year contract to provide for a five-year firm contractual commitment.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

9.    Derivative Instruments, Hedging and Risk Management Activities (Continued)

c)     Embedded Derivatives (Continued)

The pricing formula is determined by reference to commodity that does not maintain a strict cost or market value relationship with the hydrous ethanol to be delivered under the contract. Accordingly, the portion referring to the embedded derivative was isolated from the original contract and recorded in the financial statements following the same rules applicable to the other derivative financial instruments.

The table below presents the fair value of the embedded derivative for the year:

			Fair Value	Fair Value
	Notional amount in thousands of m3 as of	Maturity	June 30, 2011	December 31, 2010

Forwards contracts
Long position	715	2016	31,067	32,081

The derivative was valued at fair value through profit and loss and classified at level 3 in the fair value hierarchy.

The gains obtained are presented in the Statements of Operations as financial income.

d)     Interest rate risk management

The interest rate risk that the Company is exposed to is due to its long-term debt and, to a lesser degree, its short-term debt.  If the market interest rates rise, the Company’s financial expenses will increase, which may cause a negative impact on the operating results and financial position.

PifCo considers that the exposure to interest rate fluctuations will not have a material impact, and so, preferably, the Company does not use derivative financial instruments to manage this type of risk.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

9.    Derivative Instruments, Hedging and Risk Management Activities (Continued)

e)      Tabular presentation of the location and amounts of derivative fair values

The effect of derivative instruments on the statement of financial position for the period ended June 30, 2011 and December 31, 2010.

	June 30, 2011				December 31, 2010
	Asset Derivatives		Liability Derivatives		Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	121,811		-	Other current assets	115,487		-

Derivatives not designated as hedging instruments under Codification Topic 815
Commodity contracts	Other current assets	13,091	Other current liabilities	12,466	Other current assets	9,204	Other current liabilities	35,611
Total Derivatives		134,902		12,466		124,691		35,611

The effect of derivative instruments on the statement of financial position for the period ended June 30, 2011 and 2010.

Derivatives in Codification Topic 815 - Cash Flow Hedging Relationship	Amount of Loss Recognized in OCI on Derivative (Effective Portion)		Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain Reclassified from Accumulated OCI into Income (Effective Portion)		Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	June 30, 2011	June 30, 2010		June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Foreign exchange contracts	2,505	2,996	Financial expense, net	(328)	(13,685)	1,162	627

		Amount of Gain or (Loss) Recognized in Income on Derivative
Derivatives Not Designated as Hedging Instruments under Codification Topic 815	Location of Gain or (Loss) Recognized in Income on Derivative	June 30, 2011	June 30, 2010

Commodity contracts	Financial income	64,434	89,162
	Financial expense	(153,186)	(70,833)
Total		(88,752)	18,329

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

10.  Financial Instruments

  In the normal course of its business activities, the Company acquires various types of financial instruments.

a)        Concentrations of credit risk

PifCo is exposed to the credit risk of clients and financial institutions, resulting from its commercial operations and its cash management.  These risks consist of the possibility of non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions.

Credit risk management objectives and strategies

PifCo follows the credit risk management of Petrobras, its parent company. The management of the risk in Petrobras is part of the management of the financial risks, which is performed by the Company’s officers, in accordance with Petrobras’ corporate risk management policy.

The credit risk management policy is part of the global risk management policy of the Petrobras System and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of sales and financial operations, through an efficient process of analysis, concession and management of the credits.

PifCo only grants credit from commercial interest and solely for the acquisition of its products.

b)    Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt, short-term portion of long-term debt and trade payables approximate their carrying values.

The Company’s long-term asset related to the export prepayment program was US$ 159,500 and US$ 194,440 at June 30, 2011 and December 31, 2010, respectively, and had fair values of US$ 167,000 and US$ 205,800, respectively.

At June 30, 2011 and December 31, 2010, the Company’s long-term debt was US$ 18,337,210 and US$ 12,431,438,  respectively, and had estimated fair values of approximately US$ 20,622,700 and US$ 14,076,200, respectively.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

10.    Financial Instruments (Continued)

b)    Fair Value (Continued)

The disclosure requirements of Codification Topic 820 were applied to the Company’s derivative instruments and certain marketable securities recognized in accordance with Codification Topic 320.

The fair value hierarchy for our financial assets and liability accounted for at fair value on a recurring basis at June 30, 2011, was:

	Level 1	Level 2	Level 3	June 30, 2011

Assets

Marketable securities - available for sale	1,413,738	-	-	1,413,738
Foreign exchange derivatives	-	121,811	-	121,811
Commodity derivatives	13,091	-	31,067	44,158
Total assets	1,426,829	121,811	31,067	1,579,707

Liability
Commodity derivatives	(12,466)	-	-	(12,466)
Total liabilities	(12,466)	-	-	(12,466)

11.    Subsequent Events

The Company entered into a series of transactions as part of a larger corporate restructuring implemented by Petrobras. By September, 2011 the restructuring will include the transfer of PEL and PSPL to Petrobras International Braspetro B.V. -PIB BV.

*   *   *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2011

PETROBRAS INTERNATIONAL FINANCE COMPANY-PifCo

By:	/S/ Daniel Lima de Oliveira
Daniel Lima de Oliveira Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur . The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.